March 20, 2007

John D. Reynolds

Assistant Director

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Dynamic Automotive, Inc., File No. 333-137277

Dear Mr. Reynolds:

Here follows our responses to your Comment Letter dated March 13, 2007. The questions raised by your comment letter are in bold and our answers to such question immediately follow each question. The Registration Statement has been amended and filed accordingly.

SB-2

Consent of Independent Registered Public Accountant

We note that you have filed a consent covering the unaudited interim financial statements for the period ended December 31, 2006. Please also file a consent that covers the audited financial statements.

ANSWER: The Company originally filed the consent for the June 30, 2006 audited financial statements with the original Form SB-2 Registration Statement on September 13, 2006.  We inadvertently deleted that consent with the Form SB-2 Amendment #2 which included updated financial statements through December 31, 2006.  Both consents from Moore and Associates, Chartered are included in the Form SB-2 Amendment #3.

Should your require any additional information do not hesitate to contact me at your discretion.

Sincerely,

/s/ Peter Dewhurst

Peter Dewhurst

President